VistaPrint Limited

Canon’s Court, 22 Victoria Street

Hamilton HM12

Bermuda

April 6, 2007

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3561

Washington, D.C. 20549

Attention:	Linda Cyrkel

Claire Erlanger

Lyn Shenk

Re:	VistaPrint Limited

Form 10-K for the fiscal year ended June 30, 2006 (the “Form 10-K”)

Filed September 13, 2006

File No. 000-51539

Ladies and Gentlemen:

This letter is being submitted on behalf of VistaPrint Limited (the “Company”) in response to the comments provided to the Company in a letter (the “Letter”) dated March 7, 2007 from Linda Cyrkel, Branch Chief of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Mr. Harpreet Grewal, Chief Financial Officer of the Company. The responses are keyed to the numbering of the comments in the Letter and to the headings used in the Letter.

Form 10-K for the year ended June 30, 2006

1.	We note from your response to our prior comment 1. Based on the nature of your membership referrals, it would appear the direct costs associated with this revenue are not significant. Therefore, referral revenues, which are unrelated to your primary business of printing, appear to have been a highly material and disproportionate contributor to your operating income and your primary business of printing appears to have been significantly less profitable than a reader of your filings might believe. If our understanding is incorrect and costs associated wit this revenue are in fact significant, please quantify for us the amounts and nature of such costs. Otherwise, we believe you should make significant revisions in future filings to emphasize and make clear the importance of referral revenues to your results of operations. Please revise your MD&A to quantify referral revenues and associated costs for each period presented and to discuss and analyze changes from period to period. Refer to the guidance in Item 303 of Regulation S-K.

April 6, 2007

Response:

VistaPrint sells a wide variety of products targeted to value-oriented small businesses and consumers. At the inception of the Company’s operations several years ago, the Company sold primarily printed business cards. However, the Company quickly began introducing additional products beyond printed products that would enable the Company to leverage its rapidly growing customer base. For example, the Company introduced customizable post cards that small businesses can use to market their businesses to their own customers via the U.S. mail. The Company has continued to expand its offerings to include several other important non-printed products, such as rubber stamps and business card holders, logo design tools and, most recently, electronic websites. In the last twelve months alone, the Company has introduced approximately 10 new product offerings, and the Company intends to introduce more in the coming months. In short, the Company continues to focus on providing a variety of value-oriented product offerings to benefit its small business and consumer client base, rather than simply being a printing business.

The Company’s membership program offerings are one of the many types of value-oriented offerings that the Company markets to its customers. The membership programs work as follows: After the customer completes an order on the Company’s website, the customer may be given the opportunity to subscribe to a 30-day free trial subscription from one or more specific third party membership rewards programs, which provide discounts on various products and services that are offered by retail providers, such as discounts to movies, restaurants, and retail shopping establishments. The customer may later choose whether to continue with a paid subscription or terminate the program. These types of discounted offerings have proven to be of interest to many of the Company’s value-oriented customers, and are consistent with VistaPrint’s overall marketing strategy.

It is important to note that these membership program offerings are not the Company’s only source of third party referral fees. For example, the Company also sells websites to its customer base through a third party telemarketer, and receives referral fees for such sales. The Company plans to continue to introduce new offerings unrelated to membership programs that will enable the Company to further expand its appeal to its value-oriented customer base.

The Company does not separately allocate operating costs to any of its various product offerings. From an operating perspective, the Company does not believe it is meaningful to allocate the various costs of its business across each of its products. There are many costs associated with the Company’s various revenue sources. In the case of each of the Company’s products, a key cost is the ongoing software development that goes into the development and maintenance of the Company’s website each year, including software development projects focused on refining the Company’s proprietary user interface experience. These software development costs benefit all of the products that are offered via the website, including the membership programs. Similarly, the millions of dollars

April 6, 2007

that are invested in the Company’s marketing activities to draw potential customers to the website also benefit all of the Company’s offerings. The Company also incurs costs related to its core IT-related resources for hosting and maintaining the website infrastructure, as well as general and administrative expenses, such as its finance and legal functions, that support the full range of the Company’s activities, including all of the Company’s product offerings. With respect to each of these costs, it is not appropriate for the Company to segregate or allocate such costs solely to printed products or any other particular product or service distinct from the Company’s other offerings.

The Company respectfully submits that the costs associated with its third party membership program referral fees are in fact significant, as they effectively include a pro rata portion of all of the core costs, described above, that are necessary for the development, operation and maintenance of the Company’s website offerings and the acquisition and retention of its substantial customer base. As with all of the Company’s product offerings, the Company’s membership referral fee revenue would not be possible without the large investment the Company makes in the development of its website-based offerings and the ongoing acquisition of new customers and retention of existing customers. Put simply, without the Company’s website there would be no membership referral fee revenue. Similarly, the benefit to the Company of its membership program offerings would be substantially reduced without the millions of customers the Company draws to its website each year who are potential subscribers to the programs. The converse is also true: as with each of the Company’s products, the membership programs are an additional value-oriented component of the Company’s overall package of goods and services that contributes to the growth and retention of the Company’s customer base.

For the reasons stated above, the Company does not segregate the costs associated with its referral fee revenue. The Company also believes that any such quantification, even if practicable, would not be material to an understanding of the Company’s results of operations. Referral fees have historically accounted for less than ten percent (10%) of the Company’s revenue in every quarter of the Company’s existence. This amount has remained relatively constant even as the Company’s revenue has grown substantially each quarter for the past several years. As described above, the Company believes that the overall costs associated with that revenue stream are significant and, as such, that the Company’s determination not to separately quantify the revenue or costs associated with this particular offering distinct from the rest of its business is not misleading to the Company’s investors.

Taken as a whole, the Company believes that the existence of the revenue and associated costs from referral fees as a standalone offering does not have a material impact on its results of operations, distinct from any of the other products and services offered by the Company. Accordingly, the Company respectfully submits to the Staff that, in the judgment of management, referral fee revenue and associated expenses do not need to be described from a quantitative standpoint in the Company’s MD&A in order to understand

April 6, 2007

the Company’s results of operations in the manner contemplated by Item 303 of Regulation S-K.

Consolidated Statements of Operations, page 56

2.	Should referral fee revenues exceed 10 percent of total revenues in the future, Rule 5-03(b) of Regulation S-X requires separate disclosure of these other revenues and their associated costs on your income statement. While not currently required, in the interest of aiding investors in identifying and understanding the relative contribution to your operating profits of each revenue producing activity, we encourage you to consider revising your income statement to separately disclose these amounts.

Response:

The Company notes the Staff’s comment and confirms that it will continue to monitor the level of referral fee revenue in order to ensure that appropriate disclosures are made at all times in accordance with Rule 5-03(b) of Regulation S-X. The Company respectfully submits that its current practice of not separately disclosing the referral fee revenue remains appropriate.

Note 2. Summary of Significant Accounting Policies, page 64

3.	We note your previously disclosed revenue recognition policy for referral fees. Please tell us whether enrollees in membership discount programs and other similar enrollments are provided cancellations periods and, if so, tell us whether cancellations impact referral fees earned and the timing of your revenue recognition.

Once an enrollee signs up for a membership in a discount program, it is typically charged a fixed fee each month by a third party merchant, after a 30-day free trial period has elapsed. The enrollee is free to cancel its membership at any time after its initial enrollment. The Company earns its referral fee revenue from the third party merchant when one of our customers joins a membership rewards program via our website. The fee earned and paid to the Company is not subject to future credit or charge-back by the merchant in the event that the enrollee cancels its membership before or after the 30-day free trial period; as such, the Company recognizes revenue in the period when the enrollee joins the program. The only potential adjustment relates to enrollees whose credit or charge cards are declined due to insufficient credit limit or expiration. As a result, the Company, based on historical experience, reserves for the estimated amount of referral revenue that will be impacted by the credit declines. From month to month, this amount has been approximately $100,000.

April 6, 2007

As requested in the Letter, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information, please telephone the undersigned at 781-890-8434 or Thomas S. Ward of Wilmer Cutler Pickering Hale and Dorr LLP, counsel to the Company, at 617-526-6374.

Sincerely,

/s/ Harpreet Grewal

Enclosures

cc:	Lawrence A. Gold, Esq.

Thomas S. Ward, Esq.